EXHIBIT 99.1

Lakefront Announces Initiation of €50 Million Stock Repurchase Program

Mechelen, Belgium; June 9, 2026, 22:01 CET; regulated information – Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today announced the launch of a share repurchase program (the “Program”), under which the Company may repurchase ordinary shares for an aggregate amount of up to €50 Million. Repurchases under the Program may be made no later than December 31, 2026. The Program is entered into with Morgan Stanley & Co International PLC.

Any purchase of ordinary shares done in relation to this announcement will be carried out in the open market under the terms and conditions approved by the Extraordinary Shareholders’ Meeting of 28 April 2026 and executed adhering to industry best practices.

“As a part of the transaction with Gilead announced in March 2026, we gained the opportunity to repurchase up to $150 Million of shares to the extent we have distributable reserves. We are excited to commence this process with an initial €50 Million program.” said Aaron Cox, Chief Financial Officer of Lakefront.

The objective of the Program is to deliver shareholder value. The purchased shares will be held as treasury shares.

During the Program, regular updates will be published in accordance with applicable legislation.

Lakefront is entitled to suspend or stop the Program at any time, and any such decision will be disclosed in a company announcement.

About Lakefront® Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Lakefront Biotherapeutics prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to repurchase its ordinary shares. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that Lakefront’s financial estimates, including cash position, may be incorrect (including because one or more of its assumptions may not be realized); risks associated with the changes to our capital allocation strategies; the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; the risk that the commercial potential of gamgertamig proves to be inaccurate; the risk that the businesses will not be integrated successfully and that other anticipated benefits from the transactions will not be realized; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); the impact of competitive products and pricing; and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.